Exhibit 99.1

NEWS RELEASE

Toronto, March 15, 2023

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports 2022 Results

Diversified Portfolio Outperformed

“Franco-Nevada is reporting strong fourth quarter and annual results for 2022. Our Diversified assets outperformed due to elevated energy prices in the year, stated Paul Brink, CEO. We are pleased that First Quantum and the Government of Panama have agreed on terms for a refreshed concession contract and look forward to Cobre Panama achieving its expanded throughput capacity later this year. Precious metal GEOs and Diversified production in 2023 are expected to be consistent with 2022. We are however guiding to lower total GEOs for the year as current energy prices are below 2022 levels. The organic growth in our 5-year outlook comes from both mine expansions and new mines. Franco-Nevada is debt-free, is growing its cash balances and has an active pipeline of growth opportunities.”

		Q4 2022		2022
	Q4 results	vs	Annual results	vs
		Q4 2021		2021
Total GEOs[1] sold (including Energy)	183,886 GEOs	+1%	729,960 GEOs	+0.2%
Precious Metal GEOs[1] sold	129,642 GEOs	-7%	510,385 GEOs	-9%
Revenue	$320.4 million	-2%	$1,315.7 million	+1%
Net income	$165.0 million ($0.86/share)	-25%	$700.6 million ($3.66/share)	+5%
Adjusted Net Income[2]	$164.9 million ($0.86/share)	+1%	$697.6 million ($3.64/share)	+4%
Adjusted EBITDA[2]	$262.4 million ($1.37/share)	-3%	$1,106.9 million ($5.78/share)	+1%
Adjusted EBITDA Margin[2]	81.9%	-0.5%	84.1%	+0.1%

Strong Financial Position

●	Earned record GEOs, revenue, Adjusted Net Income, Adjusted EBITDA and operating cash flow in 2022
●	No debt and $2.2 billion in available capital as at December 31, 2022
●	Generated close to $1 billion in operating cash flow in 2022
●	Quarterly dividend increased 6.25% to $0.34/share effective Q1 2023

Sector-Leading ESG

●	Ranked #1 gold company by Sustainalytics, AA by MSCI and Prime by ISS ESG
●	Named on the Corporate Knights’ 2022 list of the Best 50 Corporate Citizens in Canada
●	Committed to the World Gold Council’s “Responsible Gold Mining Principles”
●	Partnering with our operators on community and ESG initiatives
●	Goal of 40% diverse representation at the Board and top leadership levels as a group by 2025

Diverse, Long-Life Portfolio

●	Most diverse royalty and streaming portfolio by asset, operator and country
●	Core assets outperforming since time of acquisition
●	Long-life reserves and resources

Growth and Optionality

●	Acquisitions, mine expansions and new mines driving future growth
●	Long-term optionality in gold, copper and nickel and to some of the world’s great mineral endowments
●	Strong pipeline of precious metal opportunities

Quarterly revenue and GEOs sold by commodity
	Q4 2022		Q4 2021
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	102,583	$178.2	109,637	$196.5
Silver	18,493	32.7	21,479	38.6
PGM	8,566	15.5	7,683	14.0
	129,642	$226.4	138,799	$249.1
DIVERSIFIED
Iron ore	6,230	$10.8	8,600	$15.5
Other mining assets	301	0.5	656	1.1
Oil	19,619	34.2	16,148	28.9
Gas	24,630	42.5	14,569	26.3
NGL	3,464	6.0	3,771	6.8
	54,244	$94.0	43,744	$78.6
	183,886	$320.4	182,543	$327.7

Annual revenue and GEOs sold by commodity
	2022		2021
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	401,756	$723.1	420,535	$750.6
Silver	77,232	139.9	97,234	172.7
PGM	31,397	56.7	40,628	72.4
	510,385	$919.7	558,397	$995.7
DIVERSIFIED
Iron ore	30,803	$55.5	49,748	$89.6
Other mining assets	3,760	6.9	2,836	5.2
Oil	86,068	156.0	60,447	108.1
Gas	84,227	150.9	44,685	79.8
NGL	14,717	26.7	12,124	21.6
	219,575	$396.0	169,840	$304.3
	729,960	$1,315.7	728,237	$1,300.0

In Q4 2022, we earned $320.4 million in revenue, down 2.2% from Q4 2021. The decrease was driven by lower contributions from our Precious Metal and Iron Ore assets, largely offset by our Energy assets due to higher realized oil and gas prices. Precious Metal revenue accounted for 70.7% of our revenue (55.6% gold, 10.2% silver, 4.9% PGM). Revenue was sourced 90.5% from the Americas (26.8% South America, 22.8% Central America & Mexico, 27.0% U.S. and 13.9% Canada).

2023 Guidance

Please see our MD&A for the year ended December 31, 2022 for more details on our guidance and see “Forward-Looking Statements” below.

For 2023, we expect GEO sales from our Precious Metal assets to range between 490,000 and 530,000 GEOs, consistent with 2022, but anticipate total GEOs sales to be between 640,000 and 700,000 GEOs, a reduction from 2022 primarily based on lower assumed oil and gas prices. With respect to Cobre Panama, based on First Quantum’s most recent 2023 guidance of between 350,000 and 380,000 tonnes of copper, our attributable GEO production would be between 131,000 and 142,000 GEOs. Following the restriction of concentrate shipments in February, we have made a larger allowance for the impact of shipment timing for the year. We have estimated GEOs delivered and sold from Cobre Panama to be between 115,000 and 135,000 GEOs. We expect higher production from Antapaccay, MWS and Musselwhite, and initial contributions from new mines including Magino, Séguéla and Salares Norte, partly offset by anticipated decreases in GEO sales from Antamina, Hemlo and Candelaria. For our Diversified assets, we are guiding to lower GEOs, reflecting lower assumed oil and gas prices, partly offset by higher GEO contributions from our Iron Ore and Other Mining assets.

We estimate depletion expense to be between $275 and $305 million. Our remaining capital commitment to the Royalty Acquisition Venture with Continental is $79.4 million. In addition, we expect to commence funding of our $250 million stream on the Tocantinzinho project at the end of Q1 2023.

5-Year Outlook

We expect our portfolio to produce between 760,000 and 820,000 GEOs in 2027, of which 565,000 to 605,000 GEOs are expected to be generated from Precious Metal assets. This outlook assumes the expansion of the mill throughput capacity to 100 million tonnes per year at Cobre Panama, increased attributable production from Vale’s Northern and Southeastern systems, production growth from the continued development of our U.S. Energy assets, and assumes the commencement of production at Stibnite, Copper World and Eskay Creek. In our 5-year outlook, we also anticipate that our attributable portion of gold and silver production from Candelaria will step down from 68% to 40%, and that our stream at MWS will have reached its cap in 2024.

For both our 2023 guidance and 5-year outlook, when reflecting revenue earned from gold, silver, platinum, palladium, iron ore, oil and gas commodities to GEOs, we assumed the following prices: $1,800/oz Au, $21/oz Ag, $900/oz Pt, $1,500/oz Pd, $120/tonne Fe 62% CFR China, $80/bbl WTI oil and $3.00/mcf Henry Hub natural gas. In addition, we do not assume any other acquisitions and do not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental as part of our remaining commitment of $79.4 million. The 2023 guidance and 5-year outlook are based on public forecasts and other disclosure by the third-party owners and operators of our assets and our assessment thereof.

Environmental, Social and Governance (ESG) Updates

During the quarter, we partnered with Glencore at Antapaccay to help fund the Alto Huarco community potable water project in Espinar, Peru and also fulfilled our charitable commitment under our BlackNorth pledge. We continue to rank highly with leading ESG rating agencies. We were awarded a Sustainalytics Global 50 Top Rated rating, given to the top 50 companies in the Sustainalytics ratings universe, and received our 2022 CDP score of “B-”.

Portfolio Additions

●	Acquisition of Gold Royalties – Australia: Subsequent to year-end, on February 22, 2023, we acquired a portfolio of five primarily gold royalties from Trident Royalties Plc, which includes a 1.5% NSR on Ramelius Resources’ Rebecca gold project located in Western Australia, for total consideration of $15.6 million.
●	Acquisition of Additional Royalty on Eskay Creek: On December 30, 2022, we acquired an additional 0.5% NSR on Skeena’s Eskay Creek gold-silver project for total consideration of $21.0 million (C$28.5 million). We now hold a 1.5% NSR over Eskay Creek covering the majority of the project’s land package, including the known Mineral Resource.
●	Financing Package with Argonaut Gold on the Magino Gold Project: As previously announced, on October 27, 2022, we acquired a 2% NSR on Argonaut Gold Inc.’s (“Argonaut”) construction-stage Magino gold project for a purchase price of $52.5 million. We also completed a private placement with Argonaut of $10.0 million (C$13.6 million).

Cobre Panama Update

As previously announced on February 23, 2023, ore processing operations at Cobre Panama were suspended while negotiations between First Quantum and the Government of Panama on a refreshed concession contract were ongoing. On March 8, 2023, First Quantum and the Government of Panama agreed and finalized the draft of a concession contract for Cobre Panama. The proposed concession contract is subject to a 30-day public consultation process and approvals by the Panamanian Cabinet, Comptroller General of the Republic and the National Assembly. MPSA has received authorization from the Panama Maritime Authority and concentrate loading operations at the Punta Rincón port have resumed. Cobre Panama processing operations have resumed to normal levels with all three trains operating. MPSA continues to remobilize the workforce to full staffing levels.

Q4 2022 Portfolio Updates

Precious Metal assets: GEOs sold from our Precious Metal assets were 129,642, compared to 138,799 GEOs in Q4 2021. Higher contributions from Hemlo, Tasiast and Subika (Ahafo) were more than offset by lower deliveries from Antapaccay, Cobre Panama and Guadalupe-Palmarejo.

South America:

●	Candelaria (gold and silver stream) – GEOs delivered and sold in Q4 2022 were relatively consistent with those sold in Q4 2021. For 2023, we forecast GEO sales of between 60,000 and 70,000 GEOs, a decrease compared to 69,854 GEOs sold in 2022 due to sequencing of the open pit.
●	Antapaccay (gold and silver stream) – GEOs delivered and sold were lower in Q4 2022 compared to Q4 2021 due to anticipated lower grades in 2022 based on sequencing of the mine. For 2023, we anticipate GEOs sold to increase from 53,023 GEOs in 2022 to between 57,500 and 67,500 GEOs reflecting higher expected production based on the mining sequence.

●	Antamina (22.5% silver stream) – GEOs delivered and sold were lower in Q4 2022 compared to Q4 2021, partly due to a less favourable silver to gold conversion ratio. For 2023, we anticipate between 2.4 to 2.8 million silver ounces, compared to 3.1 million silver ounces sold in 2022, due to silver grades which are forecasted to be lower than average in 2023.
●	Salares Norte (1-2% royalties) – Gold Fields reported total project completion of 87% for the construction of Salares Norte at the end of December 2022. With the commencement of commercial production at Salares Norte now expected in Q4 2023, we do not anticipate meaningful royalty payments until 2024.
●	Tocantinzinho (gold stream) – G Mining Ventures reported that, as of December 31, 2022, the project continues to be on track and on budget for commercial production to start in H2 2024.
●	Cascabel (1% royalty) – In February 2023, SolGold and Cornerstone Capital Resources completed the previously announced friendly merger, consolidating the ownership of the Cascabel project under one combined entity.
●	Cerro Moro (2% royalty) – In January 2023, shareholders of Yamana and Pan American Silver approved the acquisition of Yamana by Pan American Silver. The transaction is expected to close in Q1 2023.
●	Posse (Mara Rosa) (1% royalty) – Construction of Mara Rosa is advancing on schedule and reported to be 50% complete as of the end of December 2022, with first production anticipated in H1 2024.

Central America & Mexico:

●	Cobre Panama (gold and silver stream) – First Quantum reported strong production in Q4 2022, with copper production of 90,000 tonnes and mill throughput of 22.4 million tonnes. New weekly and monthly throughput records were also set in December 2022. Our GEO deliveries were lower in Q4 2022 than in the prior year period due to the timing of shipments.
●	Guadalupe-Palmarejo (50% gold stream) – GEOs sold from Guadalupe-Palmarejo decreased in Q4 2022 compared to the same quarter in 2021 due to a lower proportion of production being sourced from ground covered by our stream.

U.S.:

●	Stillwater (5% royalty) – We expect higher PGM production in 2023 than in 2022, with production rates normalizing since the regional flood that occurred in June 2022. However, production from Stillwater West is expected to be temporarily affected following an incident reported in March 2023 that damaged shaft infrastructure. Additionally, we expect a less favourable conversion ratio to GEOs based on the commodity prices assumed in our 2023 guidance.
●	Marigold (0.5-5% royalties) – SSR Mining plans significant waste stripping activities at the Red Dot deposit with an aim to optimize the longer-term production profile. For 2023, production is forecasted to increase based on the mine sequencing.
●	Stibnite Gold (1.7% royalty) – With the comment period on the Supplemental Draft Environmental Impact Statement for the Stibnite project closed in January 2023, Perpetua Resources anticipates a draft Record of Decision in mid-2023. In December, the Stibnite Gold project was also awarded up to $24.8 million under the U.S. Defense Production Act.
●	Copper World/East Pit (Rosemont) (2.085% royalty) – Hudbay continues to advance the pre-feasibility study for Phase I of Copper World, which is now expected in H1 2023, with a definitive feasibility study anticipated in 2024.

Canada:

●	Detour Lake (2% royalty) – Detour Lake had record production of over 732,000 gold ounces in 2022. In 2023, the focus remains on optimizing mill processes and improving runtime to achieve and potentially surpass mill throughput of 28 million tonnes per year. Exploration efforts are expected to focus on extending mineralization to the west and establishing an initial underground mineral resource. Agnico Eagle also expects to provide an update on the pathway to potentially increase production to one million ounces of gold per year.
●	Hemlo (3% royalty & 50% NPI) – Revenue from our Hemlo royalties was higher than in Q4 2021 reflecting improved operating performance. Barrick announced that it expects production from Hemlo to increase in 2023 relative to 2022, but we expect a lower proportion to be sourced from our royalty ground.
●	Brucejack (1.2% royalty) – Newcrest Mining is advancing a debottlenecking concept study to potentially increase the process plant capacity, with a permit application expected in H1 2023. Drilling continued to confirm the potential for resource growth at the Valley of the Kings deposit and surrounding area.
●	Kirkland Lake (1.5-5.5% royalty & 20% NPI) – Agnico Eagle reported the completion of Shaft #4 and of a new ventilation system at Macassa. Drilling is planned to continue at AK in 2023 from the underground platforms that were developed in 2022, with a focus on continuing to upgrade and increase the indicated mineral resources. Franco-Nevada has multiple royalties at Macassa that include AK.
●	Canadian Malartic (1.5% royalty) – Agnico Eagle reported that the Odyssey underground project, which is expected to extend the life of the complex to at least 2039, is progressing on schedule and on budget, with shaft sinking activities expected to commence in March 2023.

●	Greenstone (Hardrock) (3% royalty) – Equinox Gold reported that construction of the project is on schedule and budget, with the Greenstone project 65% complete as of the end of December 2022 with the first gold pour expected in H1 2024.
●	Magino (2% royalty) – Argonaut reported that the construction of the project is approximately 80% complete as of the end of December 2022, with the first gold pour expected in H1 2023.
●	Valentine Gold (1.5% royalty) – Marathon Gold reported that the project remains on schedule for first ore to be delivered to the mill by the end of 2024 and first gold production in Q1 2025, with overall completion at 21% as of the end of January 2023. In February 2023, Marathon Gold exercised its option for a partial buy-back of our royalty, reducing our NSR to 1.5%.
●	Eskay Creek (1.5% royalty) – Skeena Resources announced the discovery of new mineralization east of the 22 Zone in an area with no historical drilling, beyond the extents of Eskay Creek's currently defined pit-constrained resources.
●	Ring of Fire (1-3% royalties) – Ring of Fire Metals announced it had signed a Memorandum of Understanding with Webequie First Nation, detailing how the two parties will work together to progress ongoing exploration activities as well as negotiations on a partnership agreement for the proposed Eagle’s Nest mine.

Rest of World:

●	MWS (25% stream) – We expect an increase in GEOs from our stream at MWS in 2023 compared to in 2022, where production in 2022 was impacted by material and water supply constraints.
●	Tasiast (2% royalty) – We anticipate increased production at Tasiast, with Kinross reporting that the Tasiast 24k project is progressing on schedule to reach a throughput capacity of 24,000 tonnes per day by mid-2023, with ramp-up to operate consistently at this designed tonnage by the end of 2023.
●	Séguéla (1.2% royalty) – Fortuna Silver Mines reported that construction activities are progressing on time and on budget with the overall project 90% complete as of the end of January 2023, with the first gold pour expected in mid-2023.

Diversified assets: Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $94.0 million in revenue, up from $78.6 million in Q4 2021, reflecting higher realized oil and gas prices relating to our Energy assets.

Iron Ore:

●	Vale Royalty (iron ore royalty) – Revenue from the Vale royalty decreased compared to Q4 2021 due to lower iron ore prices and attributable sales. In 2023, we anticipate an increase in GEOs, reflecting the ramp-up of production at S11D and a more favourable GEO conversion ratio based on the prices we have assumed for our 2023 guidance.
●	LIORC – LIORC declared a cash dividend of C$0.70 per common share in Q4 2022, reflecting lower iron ore prices, compared to C$1.15 per common share in Q4 2021. Iron Ore Company of Canada reported significant capital expenditures to upgrade existing infrastructure at the Carol Lake mine.

Energy:

●	Marcellus (1% royalty) – Revenue from the Marcellus asset increased compared to Q4 2021. Revenues benefited from higher NGL and natural gas prices and a slight increase in production.
●	Haynesville (various royalty rates) – Revenue from the Haynesville portfolio increased compared to Q4 2021, as the asset benefited from higher natural gas prices and increased production from new wells.
●	SCOOP/STACK (various royalty rates) – Revenue from the SCOOP/STACK increased compared to Q4 2021 due to higher prices and increased production from our interests earned through the Royalty Acquisition Venture with Continental Resources. In November 2022, Continental Resources completed the previously announced merger agreement with an entity privately-owned by the family of Harold G. Hamm, Continental Resources’ founder. The transaction does not directly impact our Royalty Acquisition Venture with Continental.
●	Permian Basin (various royalty rates) – Revenue from the Permian Basin increased compared to Q4 2021. The increase in revenue in the current period reflects higher realized prices and higher production from new wells.
●	Weyburn (NRI, ORR, WI) – Revenue from the Weyburn Unit was higher compared to Q4 2021, reflecting the increase in commodity prices, which more than offset higher operating and capital expenditures incurred through our NRI and working interest.

Shareholder Information

The complete audited Consolidated Financial Statements and Management’s Discussion and Analysis can be found on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

We will host a conference call to review our 2022 results. Interested investors are invited to participate as follows:

2022 Results Release:	March 15th after market close
Conference Call and Webcast:	March 16th 10:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-390-0546 International: 416-764-8688

Conference Call URL (This allows participants to join the conference call by phone without operator assistance. Participants will receive an automated call back after entering their name and phone number):

https://bit.ly/3F7jRqB

Webcast:	www.franco-nevada.com
Replay (available until March 23rd):	Toll-Free: 1-888-390-0541 International: 416-764-8677 Pass code: 932372 #

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resource and mineral reserve estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the CRA, the expected exposure for current and future assessments and available remedies, the completion of the public consultation process and obtaining all required Panamanian approvals for the proposed concession contract with the Government of Panama for the Cobre Panama mine and the terms of the proposed concession contract. In addition, statements relating to resources and reserves, gold equivalent ounces (“GEOs”) and mine life are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such resources and reserves, GEOs or mine life will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the resources and reserves contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

ENDNOTES:

1	GEOs: Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. GEOs for comparative periods have been recalculated to conform with the current presentation. GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For Q4 2022, the average commodity prices were as follows: $1,729/oz gold (Q4 2021 - $1,795), $21.20/oz silver (Q4 2021 - $23.32), $971/oz platinum (Q4 2021 - $998) and $1,940/oz palladium (Q4 2021 - $1,935), $98/t Fe 62% CFR China (Q4 2021 - $108), $82.65/bbl WTI oil (Q4 2021 - $77.19) and $6.09/mcf Henry Hub natural gas (Q4 2021 - $4.85). For 2022 prices, the average commodity prices were as follows: $1,801/oz gold (2021 - $1,800), $21.75/oz silver (2021 - $25.17), $961/oz platinum (2021 - $1,091) and $2,107/oz palladium (2021 - $2,397), $122/t Fe 62% CFR China (2021 - $160), $94.23/bbl WTI oil (2021 - $67.91) and $6.51/mcf Henry Hub natural gas (2021 - $3.72).
2	NON-GAAP FINANCIAL MEASURES: Adjusted Net Income and Adjusted Net Income per share, Adjusted EBITDA and Adjusted EBITDA per share, and Adjusted EBITDA Margin are non-GAAP financial measures with no standardized meaning under International Financial Reporting Standards (“IFRS”) and might not be comparable to similar financial measures disclosed by other issuers. For a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable IFRS financial measure, refer to the following tables. Further information relating to these Non-GAAP financial measures is incorporated by reference from the “Non-GAAP Financial Measures” section of Franco-Nevada’s MD&A for the year ended December 31, 2022 dated March 15, 2023 filed with the Canadian securities regulatory authorities on SEDAR available at www.sedar.com and with the U.S. Securities and Exchange Commission available on EDGAR at www.sec.gov.
●	Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which exclude the following from net income and earnings per share (“EPS”): impairment charges and reversal related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; unusual non-recurring items; and the impact of income taxes on these items.
●	Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses and finance income; depletion and depreciation; non-cash costs of sales; impairment charges and reversals related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; and unusual non-recurring items.
●	Adjusted EBITA Margin is a non-GAAP financial measure which is defined by the Company as Adjusted EBITDA divided by revenue.

Reconciliation of Non-GAAP Financial Measures:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2022	2021	2022	2021
Net income	$165.0	$220.9	$700.6	$733.7
Impairment reversals	—	(75.5)	—	(68.0)
Foreign exchange (gain) loss and other (income) expenses	(0.1)	1.3	(3.6)	3.0
Finance income related to repayment of Noront loan	—	—	(2.2)	—
Tax effect of adjustments	—	19.3	2.8	17.8
Other tax related adjustments
Recognition of previously unrecognized deferred tax assets	—	(2.3)	—	(12.9)
Adjusted Net Income	$164.9	$163.7	$697.6	$673.6
Basic weighted average shares outstanding	191.7	191.2	191.5	191.1
Adjusted Net Income per share	$0.86	$0.86	$3.64	$3.52

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2022	2021	2022	2021
Net income	$165.0	$220.9	$700.6	$733.7
Income tax expense	30.0	44.7	133.1	124.1
Finance expenses	0.7	0.9	3.2	3.6
Finance income	(6.7)	(0.7)	(12.6)	(3.7)
Depletion and depreciation	73.5	78.2	286.2	299.6
Impairment reversals	—	(75.5)	—	(68.0)
Foreign exchange (gain) loss and other (income) expenses	(0.1)	1.3	(3.6)	3.0
Adjusted EBITDA	$262.4	$269.8	$1,106.9	$1,092.3
Basic weighted average shares outstanding	191.7	191.2	191.5	191.1
Adjusted EBITDA per share	$1.37	$1.41	$5.78	$5.72

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except Adjusted EBITDA Margin)	2022	2021	2022	2021
Adjusted EBITDA	$262.4	$269.8	$1,106.9	$1,092.3
Revenue	320.4	327.7	1,315.7	1,300.0
Adjusted EBITDA Margin	81.9%	82.3%	84.1%	84.0%

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	At December 31,	At December 31,
	2022	2021

ASSETS
Cash and cash equivalents (Note 5)	$1,196.5	$539.3
Receivables	135.7	119.8
Loan receivable (Note 6)	—	39.7
Prepaid expenses and other (Note 7)	50.9	52.6
Current assets	$1,383.1	$751.4

Royalty, stream and working interests, net (Note 8)	$4,927.5	$5,149.3
Investments (Note 6)	227.2	235.9
Deferred income tax assets (Note 17)	39.9	49.4
Other assets (Note 9)	49.1	23.9
Total assets	$6,626.8	$6,209.9

LIABILITIES
Accounts payable and accrued liabilities (Note 10)	$43.1	$33.6
Current income tax liabilities	7.1	9.6
Current liabilities	$50.2	$43.2

Deferred income tax liabilities (Note 17)	$153.0	$135.4
Other liabilities	6.0	6.1
Total liabilities	$209.2	$184.7

SHAREHOLDERS’ EQUITY
Share capital (Note 18)	$5,695.3	$5,628.5
Contributed surplus	15.6	16.1
Retained earnings	940.4	484.9
Accumulated other comprehensive loss	(233.7)	(104.3)
Total shareholders’ equity	$6,417.6	$6,025.2

Total liabilities and shareholders’ equity	$6,626.8	$6,209.9

The consolidated financial statements and accompanying notes can be found in our 2022 Annual Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars and shares, except per share amounts)

	2022	2021
Revenue (Note 12)	$1,315.7	$1,300.0

Costs of sales
Costs of sales (Note 13)	$176.9	$178.3
Depletion and depreciation	286.2	299.6
Total costs of sales	$463.1	$477.9
Gross profit	$852.6	$822.1

Other operating expenses (income)
General and administrative expenses	$22.5	$19.6
Share-based compensation expenses (Note 14)	10.1	11.2
Impairment reversals (Note 8)	—	(68.0)
Gain on sale of gold bullion	(0.7)	(1.4)
Total other operating expenses (income)	$31.9	$(38.6)
Operating income	$820.7	$860.7
Foreign exchange gain (loss) and other income (expenses)	$3.6	$(3.0)
Income before finance items and income taxes	$824.3	$857.7

Finance items (Note 16)
Finance income	$12.6	$3.7
Finance expenses	(3.2)	(3.6)
Net income before income taxes	$833.7	$857.8

Income tax expense (Note 17)	133.1	124.1
Net income	$700.6	$733.7

Other comprehensive (loss) income, net of taxes

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$(92.0)	$(4.0)

Items that will not be reclassified subsequently to profit and loss:
(Loss) gain on changes in the fair value of equity investments at fair value through other comprehensive income ("FVTOCI"),
net of income tax (Note 6)	(36.7)	22.6
Other comprehensive (loss) income, net of taxes	$(128.7)	$18.6

Comprehensive income	$571.9	$752.3

Earnings per share (Note 19)
Basic	$3.66	$3.84
Diluted	$3.65	$3.83
Weighted average number of shares outstanding (Note 19)
Basic	191.5	191.1
Diluted	191.9	191.5

The consolidated financial statements and accompanying notes can be found in our 2022 Annual Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	2022	2021
Cash flows from operating activities
Net income	$700.6	$733.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	286.2	299.6
Share-based compensation expenses	8.2	8.0
Impairment reversals	—	(68.0)
Unrealized foreign exchange loss	3.3	1.5
Deferred income tax expense	37.4	37.1
Other non-cash items	(3.5)	(3.0)
Acquisition of gold bullion	(46.7)	(40.0)
Proceeds from sale of gold bullion	51.6	27.5
Changes in other assets	(26.7)	(10.7)
Operating cash flows before changes in non-cash working capital	$1,010.4	$985.7
Changes in non-cash working capital:
Increase in receivables	$(15.9)	$(26.4)
Increase in prepaid expenses and other	(3.2)	(2.4)
Increase (decrease) in current liabilities	8.2	(1.5)
Net cash provided by operating activities	$999.5	$955.4

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(139.6)	$(758.7)
Acquisition of investments	(48.5)	(17.2)
Acquisition of energy well equipment	(1.9)	(1.8)
Proceeds from settlement of loan receivable	42.7	—
Proceeds from sale of investments	1.8	12.7
Net cash used in investing activities	$(145.5)	$(765.0)

Cash flows used in financing activities
Payment of dividends	$(197.6)	$(179.6)
Proceeds from draw of revolving credit facilities	—	150.0
Repayment of revolving credit facilities	—	(150.0)
Credit facility amendment costs	(0.9)	(1.0)
Proceeds from exercise of stock options	9.5	0.4
Net cash used in financing activities	$(189.0)	$(180.2)
Effect of exchange rate changes on cash and cash equivalents	$(7.8)	$(5.1)
Net change in cash and cash equivalents	$657.2	$5.1
Cash and cash equivalents at beginning of year	$539.3	$534.2
Cash and cash equivalents at end of year	$1,196.5	$539.3

Supplemental cash flow information:
Dividend income received	$19.7	$30.2
Interest and standby fees paid	$2.4	$2.4
Income taxes paid	$95.1	$93.5

The consolidated financial statements and accompanying notes can be found in our 2022 Annual Report available on our website